SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX bsheehan@sidley.com (212) 839 8652	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON FOUNDED 1866	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

June 24, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jay Ingram
Nudrat Salik
Rufus Decker
Leland Benton

Re: UCP, Inc.
Registration Statement on Form S-1
File No. 333-187735

Ladies and Gentlemen:

On behalf of UCP, Inc. (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 4 (the “Amendment”) to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2013 and amended on May 21, 2013, May 22, 2013 and June 14, 2013 (the “Registration Statement”). For your convenience, we have also provided a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the amendment to the Registration Statement filed on June 14, 2013.
This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on June 21, 2013, with respect to the Registration Statement (the “Comment Letter”), and the Amendment has been revised to reflect the Company's responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company's responses thereto. All page numbers and the captions in the responses below refer to the Amendment. The responses in this letter are based on information provided and representations made by the Company to Sidley Austin llp for the purpose of preparing this letter. Capitalized terms used herein without definition, have the meanings ascribed to them in the Registration Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission
Division of Corporation Finance
June 24, 2013

Risk Factors, page 19

We do not intend to pay dividends on our Class A common stock for the foreseeable future, page 43

1.
We note your disclosure in the second paragraph under this heading that in the event that “there is insufficient cash to make pro rata tax distributions to PICO and UCP, Inc. in an amount that would allow PICO to pay its taxes on its allocable share of the taxable income of UCP, LLC, PICO would receive a larger distribution than UCP, Inc. would receive.” Please clarify the manner in which PICO's larger distribution would be calculated, and whether it is possible that UCP, Inc. may not receive any distribution as a result.

Response: Pursuant to Section 5.6(b)(ii) of the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC (the “UCP, LLC Operating Agreement”), a form of which has been filed as exhibit 10.11 to the Registration Statement in connection with the Amendment, if there is insufficient cash to make pro rata tax distributions to PICO and UCP, Inc. in an amount that would allow PICO and UCP, Inc. to pay taxes on their allocable shares of the taxable income of UCP, LLC, tax distributions will be calculated and made in proportion to the unpaid tax liabilities of PICO and UCP, Inc. (with respect to their allocable shares of UCP, LLC's taxable income). Accordingly, as a result of certain taxable “built-in gains” in the assets of UCP, LLC that must, by statute, be allocated solely to PICO, it is expected in that case that PICO would receive a larger proportional distribution than UCP, Inc. would receive and that, in some cases (for instance if all of the taxable income is allocable to PICO), UCP, Inc. could receive no tax distributions. In any case in which UCP, Inc. received a smaller proportional distribution than PICO, UCP, LLC would have an obligation to make future distributions to UCP, Inc. to eliminate the difference as soon as funds become available to UCP, LLC. Clarifying disclosure has been added to pages 44 and 154 of the prospectus in response to the Staff's comment.

Unaudited Pro Forma Financial Information, page 55

2.	For adjustment (6), please disclose why you are allocating a portion of the net cash proceeds from the offering to noncontrolling interests.

Response: Disclosure has been added in response to the Staff's comment. Please see footnote (6) on page 58 of the prospectus. The Company further informs the Staff that the allocation of a portion of the net proceeds from the offering to the noncontrolling interest follows the guidance in ASC 810-10-45-23, which requires changes in the parent's (i.e. UCP, Inc.'s) ownership interest, while the parent retains its controlling financial interest, to be recorded as an equity transaction so that the carrying amount of the noncontrolling interest is adjusted to reflect the change in the parent's ownership interest of the subsidiary (i.e. UCP, LLC).

3.
We note your response to comment eight in our letter dated June 4, 2013. In a similar manner to your response, please disclose how you will determine the number of UCP, LLC Series A units that PICO will receive for their membership interests in UCP, LLC.

Response: Disclosure has been added in response to the Staff's comment. Please see page 56 of the prospectus.

Securities and Exchange Commission
Division of Corporation Finance
June 24, 2013

4.
We note your response to comment 10 in our letter dated June 4, 2013. In regards to the additional base salary and cash bonuses payable to certain employees other than Messengers Bogue, La Herran, and Fletcher, please tell us how you determined the adjustment amounts given there are no employment agreements. Please also help us better understand how you determined these adjustments are factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: The additional post-offering base salary and cash bonuses relating to employees other than Messrs. Bogue, La Herran and Fletcher have been approved by a resolution adopted by the Company's board of directors (subject to approval, in the case of cash bonuses, by the compensation committee). These compensation amounts were determined based upon a report on the compensation practices of other publicly-traded homebuilders prepared for the Company by Steven Hall & Partners, a third-party compensation consultant. While the Company does not intend to enter into employment agreements with employees other than Messrs. Bogue, La Herran and Fletcher, the Company expects to incur these increased compensation costs upon completion of the offering, as the Company's post-offering compensation of these employees has been approved by the board as described above, the Company has communicated its intent to increase post-offering compensation in specified amounts to relevant employees and the Company is committed to adopting post-offering compensation practices that are competitive with other publicly-traded homebuilders. For these reasons, the Company believes that these adjustments are factually supportable and appropriate pro forma adjustments. The Company also believes that including these increased compensation costs is an appropriate presentation and provides investors with more meaningful information than excluding such costs would. For these reasons, the Company respectfully submits, and continues to believe, that it is appropriate to include these adjustments in the pro forma financial information. Additionally, disclosure has been added regarding the approval of these compensation arrangements by the Company's board. Please see pages 60 and 61 of the prospectus.

5.
We note your response to comment 11 in our letter dated June 4, 2013. Given that you indicate all of the net proceeds from the offering will be used for general corporate purposes, please do not include any offering shares in your determination of pro forma EPS. Please instead disclose that these offering shares were not included in your computation given your intention to use all of the net proceeds for general corporate purposes. Please also disclose the number of Class A restricted stock units that have been excluded from your determination of pro forma diluted EPS for anti-dilution reasons.

Response: The disclosure has been revised in response to the Staff's comment. Please see page 61 of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

6.
We reissue comment 26 of our letter dated April 30, 2013 and comment 13 of our letter dated June 4, 2013. Please provide greater clarity on the “varying degrees” that your various markets are benefitting from the trends you identify, and the expected impact on your operating performance and community count.

Response: Disclosure has been added in response to the Staff's comment. Please see page 66-67 of the prospectus.

Securities and Exchange Commission
Division of Corporation Finance
June 24, 2013

Liquidity and Capital Resources, page 75

7.
We reissue comment 15 of our letter dated June 4, 2013. We note that your revised disclosure reflects your plan to open additional communities and enter into purchase contracts, as well as discussion of how you may meet your anticipated capital needs. Please revise to provide an enhanced discussion of your anticipated capital needs.

Response: Disclosure has been added in response to the Staff's comment. Please see page 77 of the prospectus.

Certain Relationships and Related Party Transactions, page 152

UCP, LLC Limited Liability Company Operating Agreement, page 152

8.
We note your deletion, here and above, of your reference to the calculation of the tax distribution being based upon an assumed tax rate equal to the highest marginal effective rate of federal, state, and local taxes. Please advise as to whether this is no longer the basis upon which the distribution will be calculated, and if so, what the new basis will be.

Response: Pursuant to the UCP, LLC Operating Agreement, tax distributions will be calculated based upon an assumed combined federal, state and local tax rate of 41% or such other rate determined by the Company to be the highest marginal effective rate of federal, state and local income tax applicable to corporations doing business in California (or such other jurisdictions in which the Company is doing business). Updated disclosure has been reinserted in response to the Staff's comment. Please see pages 50 and 154 of the prospectus.

Principal Stockholders, page 159

9.	Please advise us of your basis for omitting the restricted stock units disclosed in the footnotes from this table.

Response: As disclosed in “Executive and Director Compensation-2013 Long-Term Incentive Plan-Initial Awards”, the Class A restricted stock units to be granted upon completion of this offering will vest in equal installments on December 31, 2013 and on each of the first and second anniversaries of the grant date. Since the awards will not begin to vest within 60 days from the date of the prospectus, the Company respectfully submits that there is no beneficial ownership to report within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 and that the disclosure appropriately responds to Item 403 of Regulation S-K.

Financial Statements

Notes to the Financial Statements

Note 11. Unaudited Pro Forma Net Loss per Share, page F-19

10.
We note your response to comment 19 in our letter dated June 4, 2013. We remind you that there are limited situations in which pro forma financial information would be expected to be presented alongside historical financial statements. Given that there was no net impact of becoming a taxable entity on your pro forma tax and net loss per share amounts and there are no planned

Securities and Exchange Commission
Division of Corporation Finance
June 24, 2013

distributions to owners or other expected material reductions to equity, please remove the presentation of pro forma net loss per share information from your historical financial statements. Please continue to include disclosure in the notes to the financial statements which explains why you do not expect the change to a taxable entity to have any impact to your tax and net loss per share amounts.

Response: Disclosure has been revised in response to the Staff's comment. The presentation of pro forma net loss per share has been removed from the face of the Company's consolidated statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013. Please see pages F-7 and F-21 of the prospectus. In addition, footnote 11 to the Company's financial statements for the year ended December 31, 2012 and footnote 10 to the Company's financial statements for the three months ended March 31, 2013 have been revised. Please see pages F-19 and F-32 of the prospectus.

* * *

The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff's comments. Please do not hesitate to contact me by telephone at (212) 839-8652 or by email at bsheehan@sidley.com with any questions or comments regarding this correspondence.

Very truly yours, /s/ Bart Sheehan Bart Sheehan

Enclosure

cc:	Dustin L. Bogue, UCP, LLC
William J. La Herran, UCP, LLC
W. Allen Bennett, UCP, LLC
Maxim C.W. Webb, PICO Holdings, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Chris F. Allen, Deloitte & Touche LLP
J. Gerard Cummins, Sidley Austin LLP